ATACAMA
MINERALS CORP.

Atacama Minerals Corporation
2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 • Fax: (604) 689-4250 • www.atacama.com

2007 AUG -8 A 5:15

June 20, 2007

FILE NO: 82-3496

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549
USA

Dear Sirs:

Re: Press Release dated June 20, 2007

Please find enclosed a press release which was disseminated today. This press release is filed in maintenance of the company's 12-G exemption.

Yours very truly,

ATACAMA MINERALS CORP.

07025832

Sophia Shane,
Corporate Development

Enc.

cc: Moody's Investors Services

PROCESSED
AUG 13 2007
THOMSON
FINANCIAL

dlw 8/9

ATACAMA MINERALS CORP.

2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.atacama.com

NEWS RELEASE

ATACAMA CORPORATE UPDATE

Vancouver, British Columbia – June 20, 2007 – Atacama Minerals Corp. ("Atacama" or the "Company") (TSX Venture: AAM) announces that it has received regulatory approval to the issuance of 200,000 common shares of the Company to the Estate of Adolf H. Lundin in consideration for a waiver of a security interest held by Mr. Lundin over the Company's Aguas Blancas project. Mr. Lundin was originally granted a security interest over the project in 1999 in consideration of his personal guarantee of the indebtedness of the Company's subsidiary to third parties in the amount of US$4.3 million in connection with the Company's initial acquisition of the project.

At the request of Mr. Lundin's estate, the 200,000 shares will be gifted to the Lundin for Africa Foundation, a registered Canadian charitable organization supporting community development initiatives in Africa.

The Company also announces that Mr. Nathaniel Frothingham has been appointed Finance Manager of the Company's operating subsidiary, Atacama Minerals Chile S.C.M. Mr. Frothingham has an extensive background in banking and finance with an expertise in strategic planning, business development and operations/administration management. Mr. Frothingham was recently a director of Equitum S.A. de C.V., a financial engineering and consulting firm in Mexico, and previously was Deputy General Manager and Chief Financial Officer of Comerica Bank Mexico S.A. The Company has granted Mr. Frothingham an incentive stock option to purchase up to 100,000 common shares of the Company exercisable at a price of $1.34 per share over a period of three years, subject to vesting provisions.

Atacama Minerals Corp. is an industrial minerals company producing iodine from its 100% owned Aguas Blancas mine in the Atacama Desert of northern Chile. The Aguas Blancas mine has been in production since 2001 and is currently producing at an average rate of 80 tonnes of high purity iodine per month. Expansion plans are currently underway to increase iodine production to a rate of 120 tonnes per month through the conversion from heap leaching to mechanical agitated leach by the fourth quarter of this year.

On Behalf of the Board,

Edward F. Posey
President

END

For further information, please contact:
Sophia Shane, Corporate Development (604) 689-7842